Exhibit 3.1

CERTIFICATE OF DESIGNATION
OF
SERIES A SENIOR PREFERRED STOCK
OF
AMERICAN PUBLIC EDUCATION, INC.

Pursuant to Section 151 of the General Corporation Law of the State of Delaware

Pursuant to Section 151 of the General Corporation Law of the State of Delaware (the “DGCL”), American Public Education, Inc., a corporation duly organized and validly existing under the laws of the State of Delaware (the “Corporation”), in accordance with the provisions of Section 103 thereof, does hereby submit the following:

WHEREAS, the Fifth Amended and Restated Certificate of Incorporation of the Corporation (as amended, restated, supplemented, or otherwise modified from time to time, the “Certificate of Incorporation”) and the DGCL authorizes the issuance of 10,000,000 shares of Preferred Stock, par value $0.01 per share, of the Corporation, issuable from time to time in one or more series, and authorizes the Board of Directors (the “Board”) of the Corporation, subject to the limitations under applicable Delaware law, to (i) establish from time to time the number of shares to be included in each such series, (ii) fix the voting powers, designations, preferences and relative, participating, optional or other special rights of the shares of each such series, (iii) fix the qualifications, limitations or restrictions thereof and (iv) issue shares of Preferred Stock, in each case without any stockholder vote; and

WHEREAS, it is the desire of the Board to establish and fix the number of shares to be included in a new series of Preferred Stock and the designations, rights, preferences, powers, restrictions, and limitations of the shares of such new series.

NOW, THEREFORE, BE IT RESOLVED, that the Board does hereby provide authority for the Corporation to issue and designate 400 shares of the Preferred Stock to be known as “Series A Senior Preferred Stock” (the “Series A Preferred Shares”) and does hereby in this Certificate of Designation (this “Certificate of Designation”) establish and fix and herein state and express the designations, rights, preferences, powers, restrictions, and limitations of such Series A Preferred Shares as follows:

Section 1.         General Matters; Ranking.

Each Series A Preferred Share shall be identical in all respects to every other Series A Preferred Share. The Series A Preferred Shares, with respect to dividend rights and distribution rights upon the liquidation, winding-up or dissolution of the Corporation, shall rank senior to any Junior Securities.

Section 2.         Standard Definitions.

As used herein with respect to the Series A Preferred Shares:

“Available Tenor” means, as of any date of determination and with respect to the then-current Dividend Benchmark, as applicable, any payment period for Dividends calculated with reference to such Dividend Benchmark (or component thereof) that is or may be used for determining any frequency of making dividend payments calculated with reference to such Dividend Benchmark, in each case, as of such date and not including, for the avoidance of doubt, any tenor for such Dividend Benchmark that is then-removed from the definition of “Dividend Period” pursuant to this Section 2.

“Business Day” means any day other than a Saturday or Sunday or any other day on which commercial banks in New York City are authorized or required by law or executive order to close.

“Bylaws” means the Amended and Restated Bylaws of the Corporation, as they may be amended or restated from time to time in accordance with the Protective Provisions (as defined herein).

“Change of Control Transaction” means the occurrence, after the Initial Issue Date, of either of the following:

(a)        the direct or indirect sale, transfer, conveyance or other disposition (other than by way of merger, arrangement, amalgamation or consolidation), in one or a series of related transactions, of all or substantially all of the properties or assets of the Corporation and its subsidiaries, taken as a whole, to any Person, but excluding any employee benefit plan of the Corporation or any of its subsidiaries, or any Person acting in its capacity as trustee, agent or other fiduciary or administrator of such plan; or

(b)        the Corporation becomes aware of (by way of a report or any other filing pursuant to Section 13(d) of the Exchange Act, proxy, vote, written notice or otherwise) the consummation of any transaction (including, without limitation, any merger, arrangement, amalgamation or consolidation) the result of which is that any Person, other than any employee benefit plan of the Corporation or any of its subsidiaries, or any Person or entity acting in its capacity as trustee, agent or other fiduciary or administrator of such plan, becomes the beneficial owner, directly or indirectly, of more than 50% of the voting stock of the Corporation, measured by voting power rather than number of shares.

The term “close of business” means 5:00 p.m., New York City time.

“Common Stock” means the common stock, par value $0.01 per share, of the Corporation.

“Credit Agreement” has the meaning set forth in the Purchase Agreement.

“Credit Facilities” means, one or more debt facilities (including, without limitation, the Credit Agreement) or commercial paper facilities, in each case with banks or other institutional lenders providing for revolving credit loans, term loans, receivables financing (including through the sale of receivables to such lenders or to special purpose entities formed to borrow from such lenders against such receivables) or letters of credit, in each case, as amended, restated, modified, renewed, refunded, replaced or refinanced in whole or in part from time to time.

“Conforming Changes” means, with respect to either the use or administration of Term SOFR or the use, administration, adoption or implementation of any Dividend Benchmark Replacement, any technical, administrative or operational changes that the Required SOFR Holders decide may be appropriate to reflect the adoption and implementation of any such rate or to permit the use and administration thereof by the Required SOFR Holders in a manner substantially consistent with market practice (or, if the Required SOFR Holders decide that adoption of any portion of such market practice is not administratively feasible or if the Required SOFR Holders determine that no market practice for the administration of any such rate exists, in such other manner of administration as the Required SOFR Holders decide is reasonably necessary in connection with the Series A Preferred Shares).

“Default” means the occurrence of a Non-Compliance Event, Trigger Event, or Liquidation Event.

“Dividend Benchmark” means, initially, the Term SOFR Reference Rate; provided that if a Dividend Benchmark Transition Event has occurred with respect to the Term SOFR Reference Rate or the then-current Dividend Benchmark, then “Dividend Benchmark” means the applicable Dividend Benchmark Replacement to the extent that such Dividend Benchmark Replacement has replaced such prior Dividend Benchmark rate pursuant to Section 3.06(a).

“Dividend Benchmark Replacement” means, with respect to any Dividend Benchmark Transition Event, the sum of: (a) the alternate Dividend Benchmark rate that has been selected by the Required SOFR Holders giving due consideration to (i) any selection or recommendation of a replacement Dividend Benchmark rate or the mechanism for determining such a rate by the Relevant Governmental Body or (ii) any evolving or then-prevailing market convention for determining a Dividend Benchmark rate as a replacement to the then-current Dividend Benchmark at such time and (b) the related Dividend Benchmark Replacement Adjustment; provided that, if such Dividend Benchmark Replacement as so determined would be less than the SOFR Floor, such Dividend Benchmark Replacement will be deemed to be the SOFR Floor.

“Dividend Benchmark Replacement Adjustment” means, with respect to any replacement of the then-current Dividend Benchmark with an Unadjusted Dividend Benchmark Replacement, the spread adjustment, or method for calculating or determining such spread adjustment (which may be a positive or negative value or zero), that has been selected by the Required SOFR Holders after giving due consideration to (a) any selection or recommendation of a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Dividend Benchmark with the applicable Unadjusted Dividend Benchmark Replacement by the Relevant Governmental Body or (b) any evolving or then-prevailing market convention for determining a spread adjustment, or method for calculating or determining such spread adjustment, for the replacement of such Dividend Benchmark with the applicable Unadjusted Dividend Benchmark Replacement at such time.

“Dividend Benchmark Replacement Date” means the earliest to occur of the following events with respect to the then-current Dividend Benchmark:

(a)          in the case of clause (a) or (b) of the definition of “Dividend Benchmark Transition Event,” the later of (i) the date of the public statement or publication of information referenced therein and (ii) the date on which the administrator of such Dividend Benchmark (or the published component used in the calculation thereof) permanently or indefinitely ceases to provide all Available Tenors of such Dividend Benchmark (or such component thereof); or

(b)          in the case of clause (c) of the definition of “Dividend Benchmark Transition Event,” the first date on which such Dividend Benchmark (or the published component used in the calculation thereof) has been determined and announced by the regulatory supervisor for the administrator of such Dividend Benchmark (or such component thereof) to be non-representative; provided that such non-representativeness will be determined by reference to the most recent statement or publication referenced in such clause (c) and even if any Available Tenor of such Dividend Benchmark (or such component thereof) continues to be provided on such date.

For the avoidance of doubt, the “Dividend Benchmark Replacement Date” will be deemed to have occurred in the case of clause (a) or (b) with respect to any Dividend Benchmark upon the occurrence of the applicable event or events set forth therein with respect to all then-current Available Tenors of such Dividend Benchmark (or the published component used in the calculation thereof).

“Dividend Benchmark Transition Event” means the occurrence of one or more of the following events with respect to the then-current Dividend Benchmark:

(a)          a public statement or publication of information by or on behalf of the administrator of such Dividend Benchmark (or the published component used in the calculation thereof) announcing that such administrator has ceased or will cease to provide all Available Tenors of such Dividend Benchmark (or such component thereof), permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Dividend Benchmark (or such component thereof);

(b)          a public statement or publication of information by the regulatory supervisor for the administrator of such Dividend Benchmark (or the published component used in the calculation thereof), the Federal Reserve Board, the Federal Reserve Bank of New York, an insolvency official with jurisdiction over the administrator for such Dividend Benchmark (or such component), a resolution authority with jurisdiction over the administrator for such Dividend Benchmark (or such component) or a court or an entity with similar insolvency or resolution authority over the administrator for such Dividend Benchmark (or such component), which states that the administrator of such Dividend Benchmark (or such component) has ceased or will cease to provide all Available Tenors of such Dividend Benchmark (or such component thereof) permanently or indefinitely; provided that, at the time of such statement or publication, there is no successor administrator that will continue to provide any Available Tenor of such Dividend Benchmark (or such component thereof); or

(c)          a public statement or publication of information by the regulatory supervisor for the administrator of such Dividend Benchmark (or the published component used in the calculation thereof) announcing that all Available Tenors of such Dividend Benchmark (or such component thereof) are not, or as of a specified future date will not be, representative.

For the avoidance of doubt, a “Dividend Benchmark Transition Event” will be deemed to have occurred with respect to any Dividend Benchmark if a public statement or publication of information set forth above has occurred with respect to each then-current Available Tenor of such Dividend Benchmark (or the published component used in the calculation thereof).

“Dividend Benchmark Transition Start Date” means, in the case of a Dividend Benchmark Transition Event, the earlier of (a) the applicable Dividend Benchmark Replacement Date and (b) if such Dividend Benchmark Transition Event is a public statement or publication of information of a prospective event, the 90th day prior to the expected date of such event as of such public statement or publication of information (or if the expected date of such prospective event is fewer than 90 days after such statement or publication, the date of such statement or publication).

“Dividend Benchmark Unavailability Period” means, the period (if any) (a) beginning at the time that a Dividend Benchmark Replacement Date has occurred if, at such time, no Dividend Benchmark Replacement has replaced the then-current Dividend Benchmark for all purposes hereunder in accordance with Section 3.06 and (b) ending at the time that a Dividend Benchmark Replacement has replaced the then-current Dividend Benchmark for all purposes hereunder in accordance with Section 3.06.

“Dividend Payment Date” means the last day of each Dividend Period and, in the case of any Dividend Period of more than three months’ duration, each day prior to the last day of such Dividend Period that occurs at three-month intervals after the first day of such Dividend Period.

“Dividend Period” means the period commencing on the Initial Issuance Date and ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter, as specified in the applicable written request from the Corporation, and each subsequent continuation period ending on the numerically corresponding day in the calendar month that is one, three or six months thereafter; provided that (i) if any Dividend Period would end on a day other than a Business Day, such Dividend Period shall be extended to the next succeeding Business Day unless such next succeeding Business Day would fall in the next calendar month, in which case such Dividend Period shall end on the next preceding Business Day, (ii) any Dividend Period that commences on the last Business Day of a calendar month (or on a day for which there is no numerically corresponding day in the last calendar month of such Dividend Period) shall end on the last Business Day of the last calendar month of such Dividend Period, and (iii) no tenor that has been removed from this definition pursuant to Section 3.06 shall be available for specification in such written election from the Corporation.

“Early Premium Amount” means (i) if a Default or a redemption of shares of Series A Preferred Stock occurs at any time prior to the First Increase Date, an amount per share equal to (A) the Make Whole Payment plus (B) (y) 50% of the Initial Dividend Rate multiplied by (z) the Series A Liquidation Preference calculated at the time of such Default or redemption; (ii) if a Default or a redemption of shares of Series A Preferred Stock occurs at any time on or after the First Increase Date but prior to June 28, 2026, an amount per share equal to (A) 50% of the Initial Dividend Rate multiplied by (B) the Series A Liquidation Preference calculated at the time of such Default or redemption; (iii) if a Default or a redemption of shares of Series A Preferred Stock occurs at any time on or after June 28, 2026 but prior to June 28, 2027, an amount per share equal to (A) 25% of the Initial Dividend Rate multiplied by (B) the Series A Liquidation Preference calculated at the time of such Default or redemption; and (iv) if a Default or a redemption of shares of Series A Preferred Stock occurs at any time on or after June 28, 2027, an amount per share equal to $0.

“Exchange Act” means the Securities Exchange Act of 1934, as amended, and the rules and regulations thereunder.

“First Increase Date” shall have the meaning set forth in Section 3.03(a).

“Holder” means each Person in whose name any Series A Preferred Share is registered, who shall be treated by the Corporation and the Registrar as the absolute owner of such share of the Series A Preferred Shares for the purpose of making payment and for all other purposes.

“Initial Issue Date” means December 28, 2022, the original issue date of the Series A Preferred Shares.

“Insolvency Event” means (i) the filing by the Corporation of a voluntary petition seeking the dissolution or winding-up of the Corporation under any bankruptcy, insolvency or analogous laws or the consent by the Corporation to the filing of any petition for the appointment of a receiver, trustee, conservator or custodian for the Corporation; (ii) the institution of an involuntary bankruptcy, insolvency, reorganization, liquidation or similar proceeding against the Corporation which has not been dismissed; or (iii) the Corporation becomes unable to pay its debts generally as they become due, makes an assignment for the benefit of its creditors, or voluntarily suspends payment of its obligations or takes any corporate action in furtherance of the foregoing.

“Junior Securities” means any classes or series of Common Stock and any other equity security of the Corporation other than any equity securities that are Series A Preferred Shares.

“Liquidation Event” means a liquidation, dissolution or winding up of the Corporation, whether voluntary or involuntary.

“Make Whole Payment” means, as of any date of determination, an amount equal to the present value as at such date (computed using a discount rate equal to the Treasury Rate as of the date of such prepayment plus 50 basis points and discounting in accordance with accepted financial practice applying the discount rate on a quarterly basis) equal to the amount of dividends that would accrue in respect of the Series A Preferred Stock from the date of determination through the First Increase Date on the aggregate Series A Liquidation Preference of the shares of Series A Preferred Stock subject to a Make Whole Payment. For purposes of this definition, the Make-Whole Amount shall be calculated using the Series A Dividend Rate in effect as of the date of such prepayment for the Series A Preferred Shares so prepaid.

“Non-Compliance Event” means (i) the Corporation’s failure to make a full dividend payment (based on the then-current Series A Dividend Rate) to the holders of Series A Preferred Stock on each Dividend Payment Date or (ii) any breach by the Corporation or a failure to perform or observe by the Corporation any of the material terms, privileges, powers, preferences or other rights of the Series A Preferred Stock as set forth in this Certificate of Designation or the Purchase Agreement.

“Parity Securities” means any equity security of the Corporation issued after the Initial Issue Date with terms specifically providing that such equity security ranks on a parity with the Series A Preferred Shares with respect to rights to the payment of dividends and/or distributions upon the liquidation, winding-up and dissolution of the Corporation’s affairs, as applicable.

“Paying Agent” initially means American Stock Transfer & Trust Company, LLC, the Corporation’s duly appointed paying agent for the Series A Preferred Shares and any successor appointed under Section 7.03.

“Person” means any individual, partnership, firm, corporation, limited liability company, business trust, joint stock company, trust, unincorporated association, joint venture, governmental authority or other entity of whatever nature.

“Preferred Stock” means the preferred stock of the Corporation.

“Purchase Agreement” means that certain Series A Senior Preferred Stock Purchase Agreement dated on or about December 28, 2022.

“Registrar” initially means American Stock Transfer & Trust Company, LLC, the Corporation’s duly appointed registrar for the Series A Preferred Shares, and any successor appointed under Section 7.03.

“Relevant Governmental Body” means the Federal Reserve Board or the Federal Reserve Bank of New York, or a committee officially endorsed or convened by the Federal Reserve Board or the Federal Reserve Bank of New York, or any successor thereto.

“Remaining Period” shall mean, with respect to any date of determination, the period from such date to the First Increase Date.

“Required SOFR Holders” means, as of any date of determination, the holders of at least a majority of the then outstanding shares of Series A Preferred Stock.

“Series A Issue Price” means $100,000 for each share of Series A Preferred Stock.

“Series A Liquidation Preference” means the sum of (i) the Series A Issue Price per share of Series A Preferred Stock, plus (ii) all accrued and unpaid dividends (whether or not declared) on each share of Series A Preferred Stock to the date of the redemption, payment in connection with a Liquidation Event, or payment as a result of a Default or other event triggering the payment of the Early Premium Amount.

“Series A Preferred Shares” shall have the meaning set forth in the recitals hereto.

“Series A Redemption Price” shall mean for each share of Series A Preferred Stock (i) the Series A Liquidation Preference, plus (ii) the Early Premium Amount.

“SOFR” means a rate equal to the secured overnight financing rate as administered by the SOFR Administrator.

“SOFR Administrator” means the Federal Reserve Bank of New York (or a successor administrator of the secured overnight financing rate).

“SOFR Floor” means a rate of interest equal to 3.75%.

“Term SOFR” means, for any calculation of the Dividends, the Term SOFR Reference Rate for a tenor comparable to the applicable Dividend Period on the day (such day, the “Periodic Term SOFR Determination Day”) that is two (2) U.S. Government Securities Business Days prior to the first day of such Dividend Period, as such rate is published by the Term SOFR Administrator; provided, however, that if as of 5:00 p.m. (New York City time) on any Periodic Term SOFR Determination Day the Term SOFR Reference Rate for the applicable tenor has not been published by the Term SOFR Administrator and a Dividend Benchmark Replacement Date with respect to the Term SOFR Reference Rate has not occurred, then Daily Simple SOFR shall be used; provided, further, that if Term SOFR determined as provided above shall ever be less than the SOFR Floor, then Term SOFR shall be deemed to be the SOFR Floor. “Daily Simple SOFR” means, for any day, SOFR, with the conventions for this rate (which will include a lookback) being established by the Required SOFR Holders in accordance with the conventions for this rate selected or recommended by the Relevant Governmental Body for determining “Daily Simple SOFR”; provided that if the Required SOFR Holders decide that any such convention is not administratively feasible, then the Required SOFR Holders may establish another convention in its reasonable discretion.

“Term SOFR Administrator” means CME Group Dividend Benchmark Administration Limited (CBA) (or a successor administrator of the Term SOFR Reference Rate selected by the Required SOFR Holders in their reasonable discretion).

“Term SOFR Reference Rate” means the forward-looking term rate based on SOFR.

“Transfer Agent” shall initially mean American Stock Transfer & Trust Company, LLC, the Corporation’s duly appointed transfer agent for the Series A Preferred Shares, and any successor appointed under Section 7.03.

“Treasury Rate” shall mean on the date of determination, the yield to maturity as of such date of constant maturity United States Treasury securities (as compiled and published in the most recent Federal Reserve Statistical Release H.15 that has become publicly available at least two (2) Business Days prior to such date (or, if such statistical release is no longer published, any publicly available source of similar market data)) for the maturity corresponding to the Remaining Period (if no maturity is within three months before or after the Remaining Period, yields for the two published maturities most closely corresponding to the Remaining Period shall be determined and the Treasury Rate shall be interpolated or extrapolated from such yields on a straight-line basis, rounding to the nearest month). The Treasury Rate (and, for the avoidance of doubt, the Make Whole Payment, and the Early Premium) shall be calculated (i) on the third (3rd) Business Day preceding any optional redemption, or (ii) on and as of the date of a Default, as applicable.

“Trigger Event” shall mean the occurrence of any (a) Change of Control Transaction, (b) Insolvency Event or (c) acceleration of payments under any of the Credit Facilities.

“U.S. Government Securities Business Day” means any day except for (a) a Saturday, (b) a Sunday or (c) a day on which the Securities Industry and Financial Markets Association recommends that the fixed income departments of its members be closed for the entire day for purposes of trading in United States government securities.

Section 3.         Dividends.

3.01          General Obligation. The holders of the Series A Preferred Stock shall be entitled to receive, when, as and if dividends are declared by the Board, out of funds legally available therefor, cumulative preferential dividends from the date of issuance accruing at the rate per share per annum equal to the then-applicable Series A Dividend Rate on the Series A Issue Price of each share of Series A Preferred Stock (each a “Series A Share” and, collectively, the “Series A Shares”). Dividends on the Series A Preferred Stock shall accrue daily, and shall be computed on the basis of the actual days elapsed in a 360-day year consisting of twelve 30-day months. Dividends on the Series A Preferred Stock shall accrue whether or not declared, whether or not the Corporation has earnings or profits and whether or not there are funds legally available for the payment of such dividends. Dividends on the Series A Preferred Stock shall be paid in cash on each Dividend Payment Date for the prior Dividend Period.

3.02          Preferential Payments to Holders of Series A Preferred Stock. Without the consent of the holders of at least sixty percent (60%) of the then outstanding shares of Series A Preferred Stock (the “Required Holders”), and in addition to (and not in replacement or lieu of) any consent requirements provided in Section 6.02 of this Certificate of Designation (including, without limitation, those actions requiring the consent of the Required Holders as set forth in Annex A of the Purchase Agreement): (i) no dividend shall be declared or paid upon, or any sum set apart for the payment of dividends upon, any shares of capital stock of the Corporation other than a dividend (A) payable solely in Junior Securities of, or in options, warrants or rights to subscribe for or purchase, Junior Securities, (B) payable to the holders of the Series A Preferred Stock in respect of their shares thereof, or (C) payable in the ordinary course of business for tax distributions, or ministerial and administrative costs and expenses directly attributable to the ownership of its Restricted Subsidiaries and the maintenance of the good standing of its Restricted Subsidiaries; (ii) no other distribution shall be declared or made upon, or any sum set apart for the payment of any distribution upon, any shares of capital stock of the Corporation other than Series A Preferred Stock; (iii) no capital stock of the Corporation other than Series A Preferred Stock shall be purchased, redeemed or otherwise acquired or retired for value by the Corporation or any of its Subsidiaries (except for an aggregate amount of up to $30,000,000 of the Corporation’s common stock may be repurchased (the “Equity Buyback Basket”); provided such repurchase is made in accordance with the terms and conditions set forth in Section 6.07(a)(v) of the Credit Agreement; provided, further, that the Equity Buyback Basket shall be immediately reduced to zero ($0) upon the occurrence of a Default and shall remain at zero ($0) until such Default has been cured to the satisfaction of the Required Holders); (iv) no warrants, rights, calls or options to purchase any capital stock of the Corporation other than Series A Preferred Stock shall be directly or indirectly purchased by the Corporation or any of its Subsidiaries; and (v) no monies shall be paid into or set apart or made available for a sinking or other like fund for the purchase, redemption or other acquisition or retirement for value of any shares of capital stock of the Corporation other than Series A Preferred Stock by the Corporation or any of its Subsidiaries.

3.03          Series A Dividend Rate. The “Series A Dividend Rate” shall mean a rate equal to Term SOFR + 10.00% (such initial rate, the “Initial Dividend Rate”), subject to the following adjustments:

(a)      On the thirty (30) month anniversary of the Initial Issue Date (the “First Increase Date”), the Series A Dividend Rate shall increase by 2.00% per annum;

(b)      On October 1, 2025 and the first day of each fiscal quarter thereafter (i.e., January 1, April 1, July 1 and October 1), the Series A Dividend Rate shall further increase by 0.5% per annum; and

(c)      Upon the occurrence of a Default, the Series A Dividend Rate shall immediately increase by 6.00% per annum. Such increase shall continue until such time as there is no longer any Default in existence and continuing, in each case, subject to reinstatement upon the occurrence of a subsequent Default.

(d)      Other than pursuant to an increase to the Series A Dividend Rate in accordance with Section 3.03(c), in no event shall the Series A Dividend Rate exceed Term SOFR + 25.00%.

3.04          RESERVED.

3.05          Series A Special Dividend. In addition to the cumulative preferential dividends set forth in Section 3.01, upon the occurrence of a Default, a special dividend equal to the applicable Early Premium Amount will immediately become due and payable in cash (a “Series A Special Dividend”). A Series A Special Dividend shall accrue whether or not declared, whether or not the Corporation has earnings or profits and whether or not there are funds legally available for the payment of such dividend.

3.06          SOFR. The Holders do not warrant or accept responsibility for, and shall not have any liability with respect to (a) the continuation of, administration of, submission of, calculation of or any other matter related to the Term SOFR Reference Rate or Term SOFR, or any component definition thereof or rates referred to in the definition thereof, or any alternative, successor or replacement rate thereto (including any Dividend Benchmark Replacement), including whether the composition or characteristics of any such alternative, successor or replacement rate (including any Dividend Benchmark Replacement) will be similar to, or produce the same value or economic equivalence of, or have the same volume or liquidity as, the Term SOFR Reference Rate, Term SOFR or any other Dividend Benchmark prior to its discontinuance or unavailability, or (b) the effect, implementation or composition of any Conforming Changes. The Holders and their respective affiliates or other related entities may engage in transactions that affect the calculation of the Term SOFR Reference Rate, Term SOFR, any alternative, successor or replacement rate (including any Dividend Benchmark Replacement) or any relevant adjustments thereto, in each case, in a manner adverse to the Corporation. The Required SOFR Holders may select information sources or services in their reasonable discretion to ascertain the Term SOFR Reference Rate, Term SOFR, or any other Dividend Benchmark, and shall have no liability to the Corporation or any other person or entity for damages of any kind, including direct or indirect, special, punitive, incidental or consequential damages, costs, losses or expenses (whether in tort, contract or otherwise and whether at law or in equity), for any error or calculation of any such rate (or component thereof) provided by any such information source or service.

3.07          Dividend Benchmark Replacement.

(a)       Upon the occurrence of a Dividend Benchmark Transition Event, the Required SOFR Holders may, upon written notice to the Corporation, replace the then-current Dividend Benchmark with a Dividend Benchmark Replacement. No replacement of a Dividend Benchmark with a Dividend Benchmark Replacement pursuant to this Section 3.07(a)(i) will occur prior to the applicable Dividend Benchmark Transition Start Date.

(b)      Dividend Benchmark Replacement Conforming Changes. In connection with the use, administration, adoption or implementation of a Dividend Benchmark Replacement, the Required SOFR Holders will have the right to make Conforming Changes from time to time.

(c)       Notices; Standards for Decisions and Determinations. The Required SOFR Holders will promptly notify the Corporation of (i) the implementation of any Dividend Benchmark Replacement and (ii) the effectiveness of any Conforming Changes in connection with the use, administration, adoption or implementation of a Dividend Benchmark Replacement. The Required SOFR Holders will notify the Corporation of (x) the removal or reinstatement of any tenor of a Dividend Benchmark pursuant to Section 3.07(d) and (y) the commencement of any Dividend Benchmark Unavailability Period. Any determination, decision or election that may be made by the Required SOFR Holders pursuant to this Section 3.07, including any determination with respect to a tenor, rate or adjustment or of the occurrence or non-occurrence of an event, circumstance or date and any decision to take or refrain from taking any action or any selection, will be conclusive and binding absent manifest error and may be made in its or their sole discretion and without consent from any other party to this Certificate of Designation, except, in each case, as expressly required pursuant to this Section 3.07.

(d)       Unavailability of Tenor of Dividend Benchmark. Notwithstanding anything to the contrary herein, at any time (including in connection with the implementation of a Dividend Benchmark Replacement), (i) if the then-current Dividend Benchmark is a term rate (including the Term SOFR Reference Rate) and either (A) any tenor for such Dividend Benchmark is not displayed on a screen or other information service that publishes such rate from time to time as selected by the Required SOFR Holders in their reasonable discretion or (B) the regulatory supervisor for the administrator of such Dividend Benchmark has provided a public statement or publication of information announcing that any tenor for such Dividend Benchmark is not or will not be representative, then the Required SOFR Holders may modify the definition of “Dividend Period” (or any similar or analogous definition) for any Dividend Benchmark settings at or after such time to remove such unavailable or non-representative tenor and (ii) if a tenor that was removed pursuant to clause (i) above either (A) is subsequently displayed on a screen or information service for a Dividend Benchmark (including a Dividend Benchmark Replacement) or (B) is not, or is no longer, subject to an announcement that it is not or will not be representative for a Dividend Benchmark (including a Dividend Benchmark Replacement), then the Required SOFR Holders may modify the definition of “Dividend Period” (or any similar or analogous definition) for all Dividend Benchmark settings at or after such time to reinstate such previously removed tenor.

(e)       Dividend Benchmark Unavailability Period. Upon the Corporation’s receipt of notice of the commencement of a Dividend Benchmark Unavailability Period, the Corporation may revoke any pending request for the continuation of a Dividend Period during any Dividend Benchmark Unavailability Period.

Section 4.         Liquidation Preference.

4.01          Liquidation Preference. In the event of any Liquidation Event, each holder of the shares of Series A Preferred Stock shall be entitled in respect of each such share of Series A Preferred Stock to payment in cash of a per share amount equal to the Series A Redemption Price before any distribution or payment is made on any Junior Securities, including, without limitation, Common Stock. After payment in full of the Series A Redemption Price to which holders of Series A Preferred Stock are entitled, such holders will not be entitled to any further participation in any distribution of assets of the Corporation.

Section 5.         Redemptions.

5.01          Optional Redemption. Shares of Series A Preferred Stock may be redeemed pro rata (unless otherwise agreed upon in writing by each holder of Series A Preferred Stock), pursuant to Section 5.05, in whole or in part by the Corporation out of funds legally available therefor at any date after the date hereof (such date, the “Series A Redemption Date”) at an amount per share equal to the applicable Series A Redemption Price.

5.02          Series A Redemption Notice. The Corporation shall give written notice of a redemption pursuant to Section 5.01 (such notice, the “Series A Redemption Notice”) to each holder of record of Series A Preferred Stock not less than ten (10) days and not more than sixty (60) days prior to the Series A Redemption Date. Such Series A Redemption Notice shall state:

(a)       the number of shares of Series A Preferred Stock held by the holder that the Corporation shall redeem on the Series A Redemption Date specified in the Series A Redemption Notice;

(b)      the Series A Redemption Date and the Series A Redemption Price (including a detailed calculation of the Series A Redemption Price); and

(c)       that the holder is to surrender to the Corporation, in the manner and the place reasonably designated by the Corporation, his, her or its certificates representing the shares of Series A Preferred Stock to be redeemed.

5.03          Surrender of Certificates; Payment. On or before the Series A Redemption Date, each holder of outstanding Series A Preferred Stock shall surrender the certificate or certificates representing such shares (or, if such registered holder alleges that such certificate has been lost, stolen or destroyed, a lost certificate affidavit and agreement (without bond) reasonably acceptable to the Corporation to indemnify the Corporation against any claim that may be made against the Corporation on account of the alleged loss, theft or destruction of such certificate) to the Corporation, in the manner and at the place reasonably designated by the Corporation, and thereupon the Series A Redemption Price for such shares shall be payable to the order of the person whose name appears on such certificate or certificates as the owner thereof. If fewer than all shares represented by any such certificate are not redeemed, the Corporation shall issue a new certificate to the holder thereof representing the shares not so redeemed.

5.04          Rights Subsequent to Redemption. If on the Series A Redemption Date the Series A Redemption Price payable upon redemption of the shares of Series A Preferred Stock to be redeemed on such date is paid or tendered for payment or irrevocably deposited with the Paying Agent (or if the Corporation is acting as its own Paying Agent segregated and held in trust) so as to be available therefor, then notwithstanding that the certificates evidencing any of the shares of Series A Preferred Stock so called for redemption shall not have been surrendered, dividends with respect to such shares of Series A Preferred Stock shall cease to accrue after the Series A Redemption Date and all rights with respect to such shares shall forthwith after such Series A Redemption Date shall terminate, except the right of the holders to receive the Series A Redemption Price without interest upon surrender of their certificate or certificates therefor.

5.05          Pro Rata Redemption. In the event that at any time fewer than all of the outstanding shares of Series A Preferred Stock are to be redeemed pursuant to this Section 5, the redemption shall be made pro rata among all holders of Series A Preferred Stock in proportion to the number of shares of Series A Preferred Stock then held by them, unless otherwise agreed upon by each holder of Series A Preferred Stock.

Section 6.         Voting Rights.

6.01          General. Holders of record of the Series A Preferred Stock, as such, will have no voting rights, except as required by law or as specifically set forth in this Certificate of Designation, including as may be set forth in the Purchase Agreement and incorporated by reference into this Certificate of Designation. On any matter on which Holders are entitled to vote, such Holders will be entitled to one vote per share of Series A Preferred Stock.

6.02          Special Voting Rights. So long as any shares of Series A Preferred Stock are outstanding, unless the Corporation has received the affirmative vote or consent, given in person or by proxy, either in writing without a meeting or by vote at an annual or special meeting of such stockholders, of the Required Holders, the Corporation may not take any of the actions set forth in the section titled “Protective Provisions” of Annex A to the Purchase Agreement (such section of the Purchase Agreement is hereby incorporated by reference and is referred to as the “Protective Provisions”).

6.03          Procedures for Voting and Consents. The rules and procedures for calling and conducting any meeting of the Holders (including, without limitation, the fixing of a record date in connection therewith), the solicitation and use of proxies at such a meeting, the obtaining of written consents and any other procedural aspect or matter with regard to such a meeting or such consents shall be governed by any rules the Board, in its discretion, may adopt from time to time, which rules and procedures shall conform to the requirements of the Certificate of Incorporation, the Bylaws, and applicable law.

Section 7.         Miscellaneous.

7.01          Exclusion of Other Rights. Except as may otherwise be required by law, the Series A Preferred Stock shall not have any voting powers, preferences and relative, participating, optional or other special rights, other than those specifically set forth in this Certificate of Designation, inclusive of those voting powers, preferences and relative, participating, option or other special rights set forth in the Purchase Agreement and incorporated herein by reference.

7.02          Registration of Transfer. The Corporation shall keep at its principal office a register for the registration of Series A Preferred Stock. Upon the surrender of any certificate representing Series A Preferred Stock at such place, the Corporation shall, at the request of the record holder of such certificate, execute and deliver (at the Corporation’s expense) a new certificate or certificates in exchange therefor representing in the aggregate the number of Series A Shares represented by the surrendered certificate. Each such new certificate shall be registered in such name and shall represent such number of Series A Shares as is requested by the holder of the surrendered certificate and shall be substantially identical in form to the surrendered certificate, and dividends shall accrue on the Series A Preferred Stock represented by such new certificate from the date on which dividends have been fully paid on such Series A Preferred Stock represented by the surrendered certificate.

7.03          Transfer Agent, Registrar, and Paying Agent. The Corporation shall maintain in the United States an office or agency where Series A Preferred Shares may be surrendered for payment (including upon redemption), registration of transfer, or exchange. The initial duly appointed Transfer Agent, Registrar and Paying Agent for the Series A Preferred Shares shall be American Stock Transfer & Trust Company, LLC. The Corporation may, in its sole discretion, remove the Transfer Agent, Registrar or Paying Agent in accordance with the agreement between the Corporation and the Transfer Agent, Registrar or Paying Agent, as the case may be; provided, however, that if the Corporation removes a Transfer Agent, Registrar or Payment Agent, the Corporation shall appoint a successor transfer agent, registrar or paying agent, as the case may be, who shall accept such appointment prior to the effectiveness of such removal. Upon any such removal or appointment, the Corporation shall send notice thereof to the Holders.

7.04          Record Holders. To the fullest extent permitted by applicable law, the Corporation and the Transfer Agent may deem and treat the Holder of any Series A Preferred Shares as the true and lawful owner thereof for all purposes.

7.05          Notices. The Corporation shall send all notices or communications to Holders of the Series A Preferred Shares pursuant to this Certificate of Designation in writing by first class mail, certified or registered, return receipt requested, or by overnight air courier guaranteeing next day delivery, to the Holders’ respective addresses shown on the register for the Series A Preferred Shares.

7.06          No Preemptive or Conversion Rights. The Series A Preferred Shares will not be convertible into or exchangeable for any other securities or property, and the Holders will not be entitled to any preemptive or similar rights.

7.07          Severability. If any portion of this Certificate of Designation shall be declared void or unenforceable by any court or administrative body of competent jurisdiction, such portion shall be deemed severable from the remainder of this Certificate of Designation, which shall continue in all respects valid and enforceable.

[Signature page follows]

IN WITNESS WHEREOF, the Corporation has caused this Certificate of Designation to be signed by the undersigned this 28th day of December, 2022.

AMERICAN PUBLIC EDUCATION, INC.

By:	/s/ Richard W. Sunderland, Jr.

Name:	Richard W. Sunderland, Jr.
Title:	Executive Vice President and Chief Financial Officer